

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

Michael Skipworth
President and Chief Executive Officer
Wingstop Inc.
15505 Wright Brothers Drive
Addison, Texas 75001

>      **Re:  Wingstop Inc.**
>           **Form 10-K for the Fiscal Year Ended December 31, 2022**
>           **Filed February 22, 2023**
>           **File No. 001-37425**

Dear Michael Skipworth:

　　We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services